UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 8, 2008	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Announcement of China Eastern Airlines Corporation Limited

The Company and all the members (other than those who issue dissenting statements herein) of the board of directors guarantee the truthfulness, accuracy and completeness of the information disclosed herein, and confirm that there exist no false statements, misleading representations or material omissions.

From 31 March to 1 April, some of the intra-provincial flights of the Yunnan branch of China Eastern Airlines Corporation Limited (the “Company”) returned to their departure points (the “Flight Returns Incident”). The Company is of the view that the Flight Returns Incident does not constitute price-sensitive information that shall be disclosed under the listing rules of the Shanghai Stock Exchange. As there has been a high degree of public attention to the Flight Returns Incident and at the request of the Shanghai Stock Exchange, the Company would like to disclose the following information in relation to the Flight Returns Incident:

From 31 March to 1 April, the Flight Returns Incident occurred on some of the intra-provincial flights of the Yunnan branch of the Company. After the occurrence of the Flight Returns Incident, the Company promptly rearranged manpower to resume flights. On 1 April, the headquarters of the Company swiftly deployed a task group to hurry to Kunming to investigate into and deal with such incidents. Those who were allegedly involved in deliberate returns have been suspended from flying duties and are subject to, among others, further investigation. Two principal officers of the Yunnan branch were also suspended from their posts and Li Yangmin, a deputy general manager of the Company, was sent to act as the general manager of the Yunnan branch.

The flights of the Yunnan branch have returned to normal operations, and the business activities and operations of the Company are normal. The Company will conscientiously look into the loopholes of the management of the Company as reflected in the Flight Returns Incident and diligently improve its operations. Based on the spirit of being responsible for all of its passengers and shareholders, the Company will proactively coordinate with the relevant authorities of the country to investigate into and appropriately deal with the Flight Returns Incident.

CHINA EASTERN AIRLINES CORPORATION LIMITED
8 April 2008